EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings:
Income/(loss) from continuing operations	$15,355	$8,319	$27,472	$14,730
Add from continuing operations:
Interest on indebtedness (1)	10,908	10,159	21,679	20,173
Portion of rents representative of the interest factor	487	433	958	864
Amortization of capitalized interest	183	181	364	362
Total earnings	$26,750	$18,911	$50,473	$36,129
Fixed charges from continuing operations:
Interest on indebtedness (1)	$10,908	$10,159	$21,679	$20,173
Interest capitalized	32	1,001	54	2,025
Portion of rents representative of the interest factor	487	433	958	864
Fixed charges	$11,427	$11,593	$22,691	$23,062

Ratio of earnings to fixed charges	2.34	1.63	2.22	1.57

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.